UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 5)

NPS PHARMACEUTICALS, INC.

(Name of Subject Company)

NPS PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

62936P103
(CUSIP Number of Class of Securities)

Ellen Rosenberg
Secretary
725 Chesterbrook Blvd
550 Hills Drive
Wayne, Pennsylvania 19087
(484) 595-8800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

George R. Bason, Jr.

William J. Chudd

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by NPS Pharmaceuticals, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Knight Newco 2, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Shire plc (“Shire”), a company incorporated in Jersey, Channel Islands, pursuant to which Purchaser has offered to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), for $46.00 per Share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2015, and in the related Letter of Transmittal, each of which is attached to the Tender Offer Statement on Schedule TO filed with the SEC on January 23, 2015, by Purchaser, Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland (“SPHIL”), and Shire.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8.                                   Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following new subsection immediately before the subsection entitled “Cautionary Note Regarding Forward-Looking Statements”:

Final Results of the Offer and Completion of the Merger.

At 12:00 midnight, New York City time, at the end of Friday, February 20, 2015, the Offer expired as scheduled and was not extended.  As of the expiration of the Offer, approximately 88,869,118  Shares (excluding 7,599,694 Shares tendered by notice of guaranteed delivery) had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 81.7% of the outstanding Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.  All conditions to the Offer having been satisfied or waived, Purchaser accepted for payment, and has paid or will promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

Following the consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied or waived, and on February 21, 2015, SPHIL completed the acquisition of the Company by consummating the Merger pursuant to the terms of the Merger Agreement and in accordance with section 251(h) of the DGCL. At the Effective Time, any Shares not purchased pursuant to the Offer (other than any Shares held as treasury stock by NPS (except for Shares in certain Company benefit plans), any Shares irrevocably accepted for purchase in the Offer and any Shares with respect to which the relevant stockholders had properly exercised their appraisal rights under the DGCL) were automatically converted into the right to receive, in cash and without interest, an amount equal to the Offer Price.

Following the Merger, all Shares ceased to trade on NASDAQ.  Shire intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On February 21, 2015, Shire issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(xvi) to the Schedule TO, and is incorporated herein by reference.”

Item 9.                                  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(xvi)

Press Release issued by Shire plc dated February 21, 2015 announcing the expiration and results of the tender offer and the completion of the merger (incorporated by reference to Exhibit (a)(5)(xvi) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NPS PHARMACEUTICALS, INC.

By:	/s/ Ellen Rosenberg
	Name:	Ellen Rosenberg
	Title:	Secretary

Dated: February 23, 2015